FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

Current Technology Completes Definitive
North Carolina Distributorship Agreement

VANCOUVER, British Columbia, August 16, 2004 –  The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation has appointed an exclusive distributor for the state of North Carolina.  The definitive agreement calls for the distributor to purchase a minimum of 80 CTG (CosmeticTrichoGenesis) Mark 5 units over a period of 5 years at an average rate of 16 units per year.  Deposits on the first four CTG units have been received.  The distributor has also been granted the right of first refusal to become the exclusive distributor for South Carolina.

“North Carolina is a dynamic state with a sophisticated financial services sector and world class universities”, states CEO Robert Kramer.  “We are excited about CTG prospects in the region.”

In addition to North Carolina, the Company has recently appointed exclusive distributors for greater Miami, Florida, New York City and New Jersey and completed Letters of Intent for  Maryland and Washington D.C. In total, these agreements represent a minimum of 355 CTGs over the next 3 to 5 years.

The Company is presently negotiating with other parties who have expressed an interest in obtaining exclusive distribution rights to other areas in the United States.  Results of these negotiations will be announced in due course.

Current Technology believes that its CTG Mark 5 unit, a breakthrough method for improving the appearance of thinning hair, is a natural fit in the cosmetic use market in the United States.  The process is safe, painless and non-invasive.  Current Technology’s products are patented in the United States and around the world.

For further information, please contact:

            CORPORATE:                                              INVESTOR RELATIONS:
            Robert Kramer                                               Richard Hannon
            Current Technology Corporation                       Polestar Communications
            1-800-661-4247                                              1-866-858-4100
            604-684-2727
            bob@currentech.com

NEWS RELEASE

Current Technology Completes Definitive
New Jersey Distributorship Agreement

VANCOUVER, British Columbia, August 6, 2004 – PR Newswire – The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation has appointed an exclusive distributor for the state of New Jersey.  The definitive agreement calls for the distributor to purchase a minimum of 80 CTG (CosmeticTrichoGenesis) Mark 5 units over a period of 5 years at an average rate of 16 units per year. The distributor has ordered the first four CTGs.

“New Jersey’s median household income is substantially higher than the national average and the state is densely populated,” states CEO Robert Kramer.  “It should be an excellent market for CosmeticTrichoGenesis.”

In addition to New Jersey, the Company has recently appointed exclusive distributors for greater Miami, Florida and New York City and completed Letters of Intent for North Carolina (with a right of first refusal for South Carolina) as well as Maryland and Washington D.C. In total, these agreements represent a minimum of 355 CTGs over the next 3 to 5 years.

The Company is presently negotiating with other parties who have expressed an interest in obtaining exclusive distribution rights to other areas in the United States.  Results of these negotiations will be announced in due course.

Current Technology believes that its CTG Mark 5 unit, a breakthrough method for improving the appearance of thinning hair, is a natural fit in the cosmetic use market in the United States.  The process is safe, painless and non-invasive.  Current Technology’s products are patented in the United States and around the world.

For further information, please contact:

            CORPORATE:                                      INVESTOR RELATIONS:
            Robert Kramer                                Richard Hannon
            Current Technology Corporation             Polestar Communications
            1-800-661-4247                                    1-866-858-4100
            604-684-2727
            bob@currentech.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: August 30, 2004